H.J. GRUY AND ASSOCIATES, INC.
-----------------------------------------------------------------
1200  Smith Street, Suite 3040, Houston, Texas  77002 o FAX (713)
739-6112 o (713) 739-1000



                              April 6, 1999




XCL, Ltd.
110 Rue Jean Laffitte
Lafayette, Louisiana 70508

                                         Re:  Proved Reserves
                                              Zhao Dong Block
                                              98-202-108

Gentlemen:

At your request, we estimated the reserves and future net cash flow as of January 1, 1999, attributable to interests owned by XCL, Ltd. (XCL) in the Zhao Dong Block, Bohai Bay, Offshore Peoples Republic of China. The estimated net reserves, future net cash flow, and discounted future net cash flow are summarized by reserve category as follows:

                        Estimated              Estimated
                      Net Reserves      Future Net Cash Flow
                      _____________      ______________________
                                                      Discounted
                          Oil                            at 10%
                       (Barrels)     Nondiscounted      Per Year
                      ___________     ____________     ___________

Proved Undeveloped     12,837,000    $ 67,683,935    $ 34,679,634

Apache Payment                  0    $ 17,583,567    $ 15,189,347
                      ___________     ____________     ___________
Total Proved           12,837,000    $ 85,267,503    $ 49,868,980


The Apache Payment reflects an agreement by Apache China Corporation LDC to pay XCL China Ltd. sixteen and two-thirds percent (16 2/3%) of the value of the Foreign contractor's share of the proved reserves in the Producing Unit(s) located in C Block (C field) in the Minghuazhen formation.

The discounted future net cash flow is not represented to be the fair market value of these reserves, and the estimated reserves included in this report have not been adjusted for uncertainty.

Future net cash flow as presented herein is defined as the future cash inflow attributable to the evaluated interest in accordance with the production sharing agreement with the Chinese National Oil and Gas Exploration and Development Corporation (CNODC).
Future costs of abandoning the facilities and wells, and the restoration of producing properties to satisfy environmental standards are not deducted from the cash flow. Future net cash flow as stated in this report is after consideration of Chinese National Corporate Income Tax.

In   the  economic  projections,  prices,  operating  costs,  and development costs remain constant for the projected life of each lease.

Reserves have been estimated from volumetric calculations. The reserves included in this study are estimates only and should not be construed as exact quantities. Future conditions may affect recovery of estimated reserves and cash flow, and all categories of reserves may be subject to revision as more performance data become available. The proved reserves in this report conform to the applicable definitions contained in the Securities and
Exchange Commission Regulation S-X, Rule 4-10(a). The definitions are included in part as Attachment I.

Extent and character of ownership, oil prices, production data, direct operating costs, capital expenditure estimates, and other data provided by XCL have been accepted as represented. No independent well tests, property inspections, or audits of operating expenses were conducted by our staff in conjunction with this study. We did not verify or determine the extent, character, status, or liabilities, if any, of any current or possible future detrimental environmental site conditions.

In order to estimate the reserves, costs, and future cash flows shown in this report, we have relied in part on geological, engineering, and economic data furnished by our client. Although we have made a best efforts attempt to acquire all pertinent data and to analyze it carefully with methods accepted by the petroleum industry, there is no guarantee that the volumes of oil or gas or the cash flows projected will be realized.

Production rates may be subject to regulation and contract provisions and may fluctuate according to market demand or other factors beyond the control of the operator. The reserve and cash flow projections presented in this report may require revision as additional data become available.

We are unrelated to XCL and we have no interest in the properties included in the information reviewed by us. In particular:

     1. We do not own a financial interest in XCL or its oil and gas properties.

     2. Our fee is not contingent on the outcome of our work or report.

     3. We have not performed other services for or have any other relationship with XCL that would affect our independence.

If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such person with the approval of our client is invited to visit our offices at his expense so that he can evaluate the assumptions made and the completeness and extent of the data available on which our estimates are based.

Any distribution or publication of this report or any part thereof must include this letter in its entirety.

                              Yours very truly,

                              H.J. GRUY AND ASSOCIATES, INC.

                               /s/ James H. Hartsock
                          by: ______________________________

                              James H. Hartsock, PhD, PE
                              Executive Vice President

                                   /s/ James F. Vincelette
                              by: ______________________________

                              James F. Vincelette
                              Executive Vice President
                              Manager of Geology

                                   /s/ Tommy Elkins
                              by: ______________________________

                              Tommy Elkins
                              Petroleum Consultant

Attachment

                         ATTACHMENT I


           DEFINITIONS OF PROVED OIL AND GAS RESERVES1


PROVED OIL AND GAS RESERVES

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquid which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.


PROVED DEVELOPED OIL AND GAS RESERVES

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.


PROVED UNDEVELOPED RESERVES

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.
________________________
1 Contained in Securities and Exchange Commission Regulation S-X,
  Rule 4-10 (a)